InnerLight Holdings, Inc. 867 East 2260 South Provo, Utah 84606 ph: (801) 655-0605 fx: (801) 655-0621 www.innerlightinc.com

June 8, 2009

Securities and Exchange Commission
Division of Finance
Washington, D.C. 20549
Attn: Janice McGuirk

RE:	InnerLight Holdings, Inc.
File No. 333—152430 (Form S-1/A8)

Dear Ms. McGuirk:

The attached Amendment No. 8 to the above-referenced filing has been filed on EDGAR and a hard copy is submitted (in redline format) in response to your comments by letter dated May 29, 2009.    This Amendment reflects the unaudited financial statements and narrative information through the three months ended March 31, 2009 and the audited financial statements and narrative information through the fiscal year ended December 31, 2008. It also provides shareholder information current to June 5, 2009.

     With respect to the comments related to the Form S-1/A7, please note the following amendments to that Registration, keyed to the numerated comments of your letter and with reference to the appropriate pages of Amendment No. 8:

SEC Comment Letter May 29, 2009

1.	The amount paid to Dr. Young was $142,000. The correction was made on page 21 to reflect the actual payment of $142,000. The two disclosures agree.

2.	As requested, we have added additional disclosure that no compensation was paid in the calendar year ended December 31, 2008.

3.	The independent accountant revised the date of the audit opinion on the page before F-1.

4.	The consents have been currently dated. The independent accountants consent agrees to the date of the audit report.

a.
We have decided to retain the 2006 year disclosures so not to disrupt the formatting of the statements and the numerous related changes throughout the document. This should eliminate time in reviewing the changes caused by the omission of 2006.

b.
As suggested, we have added the unaudited first quarter financials and notes for the three months ended March 31, 2009. We have inserted the stub period financials and notes separately so not to combine and confuse the audited disclosures. We supplied a supplemental disclosure comparing the first quarter of 2009 to 2008 in the footnotes as if the acquisition took place on January 1, 2008, per SFAS 141.

5.
The organization of Innerlight Holdings, Inc. and the purchase or acquisition of Innerlight, Inc. was recorded in two separate transactions. The shares issued upon the organization of Innerlight Holdings, Inc. were recorded at par value with the offsetting debit to additional paid in capital. The accounting treatment agrees with our prior response that no cash (or property) was contributed at the time of organization. We reiterate the discussion in response to your comment in your March 2, 2009 letter, comment 24, as the reasoning for not assessing a value to the issuance of the initial shares upon organization.

a.
As disclosed, the Company purchased net assets of $1,278,000 for $1,000,000. The excess of net assets over the purchase price is recorded as extraordinary gain in compliance with SFAS No. 141, paragraphs 44-45. We allocated the purchase price to the assets and liabilities acquired. Only $17,000 of net book value of fixed assets was a non-current item. Therefore, no value changes could be pro-rated among the current assets and liabilities as detailed in SFAS No. 141, paragraph 44. The result was a bargain purchase element, thus an extraordinary gain.

6.
We have revised the language addressing the non-cash contingent consideration being issued outside the period of the acquisition. We were referring to the purchase accounting adjustments, mainly the liability to Dr. Young. We purchased this liability, but after the settlement with Dr. Young, the Company did not pay him the amount of the “purchased accrual”. The final consents from both parties did not occur until November 2008, or subsequent to the acquisition date. There are no contingencies or open items between the Company and Dr. Young.

7.	The statement of cash flows has been revised to remove values of net assets acquired from the applicable balances.

8.
The purchase accounting has been finalized. As requested in prior comment letters, the nature, reasons and amount of material adjustments were already disclosed in Note 3, Business Combinations on page F-9 in accordance with SFAS 141, paragraph 51(h). There have been no subsequent adjustments. Additionally, the discussion on how the values were assigned to the net assets acquired is disclosed in this same footnote on page F-9 in accordance to SFAS 141, paragraphs 35-37. Again, there were no subsequent valuations or changes in valuations to the acquired assets and liabilities. Also, see discussion in comment 5 above.

Thank you for your attention and assistance.

Warm regards,

Heber Maughan
Chief Financial Officer
801-655-0605 t
801-655-0621 f
hmaughan@innerlightcorp.com